Filed by Zimmer Holdings, Inc.
Commission File No. 001-16407
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Centerpulse AG
Commission File No. 001-14654

On May 20, 2003, the following correspondence was issued.

TO: All Zimmer Employees, Distributors and Sales Representatives
FROM: Ray Elliott
DATE: May 20, 2003
SUBJECT: Acquisition Announcement

This morning we embarked on an exciting journey to pursue the next stage of our growth as the leading orthopaedics company. We announced an offer to acquire Centerpulse in a transaction valued at approximately $3.2 billion.

Many of you may know that Centerpulse is a publicly traded orthopaedic medical device company serving the reconstructive joint, spinal and dental implant markets. Based in Winterthur, Switzerland, and with nearly 50% of its revenue generated in Europe, they have the leading share of the European implant market. Centerpulse has 2,800 employees with five production facilities in Switzerland, France, and the U.S. (Austin, Texas), and generated sales of approximately $800 million in 2002.

The combination of Zimmer and Centerpulse will create the #1 pure-play orthopaedics company with more than 100,000 products providing solutions to the complete continuum of orthopaedic care, a commitment to medical education, and a focus on developing advanced surgical techniques. Both companies invest at the top of the class in research and development. Our service excellence has been well recognized and will continue to be our top priority.

Together we will possess a unique combination of leading market positions, cutting edge technology, and global scale. The company will combine Centerpulse’s leadership in European orthopaedics and platforms in spine and dental with Zimmer’s leading positions in the U.S. and Japan in reconstructive products and Minimally Invasive Solutions™ (MIS™) Procedures and Technologies. We will have leading scale, with more than $2 billion in sales, 2,000 sales people and 1000 issued patents.

The logic underlying the combination of Zimmer and Centerpulse is compelling, and we expect the transaction to create growth opportunities both for the company overall and for individual employees.

As you may know, Centerpulse has previously agreed to be acquired by Smith & Nephew. We expect that Centerpulse’s management, board of directors and shareholders will all see the superior nature of our offer, both from a financial and a strategic perspective, and agree to combine with us. You can read more about the benefits of our offer in the attached press release.

This process will likely take several months to bring to closure. We are very optimistic that our offer will be found to be the superior option for Centerpulse’s shareholders and we can set about bringing our companies together. The logic is clear and, just as importantly, the cultural fit is excellent. You have shown your commitment to Zimmer’s growth, our focus on the customer and our record for flawless execution. In short, you’ve shown your Zimmer pride. From what I’ve observed of Centerpulse’s management and employees, they share those same traits.

We will establish ways for your questions about this process to be answered on a timely basis, as we did at the time of our spin-off. Please watch your email, VISION and other publications for further information.

As I’ve said since we started our journey to market leadership in late 1997, we have to “Stick to our plan and stick together.” Our plan has been clear since the beginning — rapid commercialization, internal innovation, flawless execution and additional growth through acquisition.

Let’s stick together and make this another exciting chapter in Zimmer’s extraordinary success story.

Dear <<Name>>

May 20, 2003

This morning we announced an offer to acquire Centerpulse, the orthopaedic medical device company, based in Winterthur, Switzerland, that serves the reconstructive joint, spinal, and dental implant markets for approximately $3.2 billion.

The combination of Zimmer and Centerpulse will create the #1 pure-play orthopaedics company with more than 100,000 products providing solutions to the complete continuum of orthopaedic care, a commitment to Medical Education, and a focus on developing advanced surgical techniques. We both invest at the top of the class in research and development. Our legendary service excellence has been well recognized and will continue to be our top priority.

Together we will possess a unique combination of leading market positions, cutting edge technology, and global scale. The company will combine Centerpulse’s leadership in European orthopaedics and platforms in spine and dental with Zimmer’s leading positions in the U.S. and Japan in reconstructive products and Minimally Invasive Solutions™ (MIS™) Procedures and Technologies. We will have leading scale, with more than $2 billion in sales, 2,000 sales people and 1000 issued patents.

As you may know, Centerpulse has previously agreed to be acquired by Smith & Nephew. We expect that Centerpulse’s management, board of directors and shareholders will all see the superior nature of our offer, both from a financial and a strategic perspective, and agree to combine with us. You can read more about the benefits of our offer in the attached press release.

As always, please call me if I can be helpful.

Ray Elliott

Chairman, President, and CEO

Attachment

Good morning, <<name>>.

This morning Zimmer announced exciting news concerning our future. We issued a news release to media around the world indicating our offer to acquire Centerpulse in a transaction valued at approximately $3.2 billion. We believe this combination takes advantage of our respective strengths and will make us the number one, pure play orthopaedic company in the world.

Our combined strengths include the following: Zimmer’s strength in reconstructive implants, especially in the Americas and in Asia; the combination of our rapidly growing European business with Centerpulse’s market-leading presence in Europe; and the addition of full-line spine and dental platforms.

I’ve sent a copy of the news release via email to <<address>>.

This process will likely take several months to bring to closure, but we think it’s an absolutely great development for <<Indiana/Warsaw/your district>>. We’ll now be the headquarters of a $2 billion world leader with the possibility for future growth for our operations here in Warsaw.

We will keep you informed along the way, but I wanted you to know about our action, and I’ll be glad to answer any questions.

<<        >>

This morning Zimmer announced exciting news concerning our future. We have issued a news release to media around the world indicating our offer to acquire Centerpulse in a transaction valued at approximately $3.2 billion. We believe this combination takes advantage of our respective strengths and will make us the number one, pure play orthopaedic company in the world.

Our combined strengths include the following: Zimmer’s strength in reconstructive implants, especially in the Americas and in Asia; the combination of our rapidly growing European business with Centerpulse’s market-leading presence in Europe; and the addition of full-line spine and dental platforms.

A copy of our news release has been transmitted to your Zimmer email address. You will also be receiving a communication in the near term from Ray Elliott along with Questions and Answers to help you understand our actions.

This process will likely take several months to bring to closure. I realize transactions like this raise questions about integration of separate sales forces. One of the most appealing attributes of this transaction is how well we complement each other, with a minimum of overlap. We will work with every individual involved, but at this point, you should be excited about the potential this combination creates for all of us.

We will keep you informed along the way, and we will provide mechanisms for your questions to be answered.

In the meantime, please keep your focus on our customers and let’s continue the incredible record of growth we’ve established since the start of the turnaround in 1997.

May 20, 2003

Dear <<name>>:

Today we announced an important step in expanding Zimmer’s ability to address the broadest possible range of solutions orthopaedic surgeons have in providing the best for their patients. As you may have read, we have notified the appropriate authorities of our offer to acquire Centerpulse in a transaction valued at approximately $3.2 billion. I’ve attached a copy of the news release.

Because of your leadership position in the orthopaedic profession, we wanted to make sure you heard directly from us regarding this action. Our combined strengths include the following: Zimmer’s strength in reconstructive implants, especially in the Americas and in Asia; the combination of our rapidly growing European business with Centerpulse’s market-leading presence in Europe; and the addition of full-line spine and dental platforms.

This process will likely take several months to bring to closure. We will keep you informed along the way. We are very optimistic that our offer will be the superior option for Centerpulse’s shareholders and we can set about bringing our companies together.

In the meantime, we appreciate your interest and look forward to working with you as we expand the ways we can support you furthering the important work of your organization. Please let me know if you have any questions.

Personal regards,

Ray Elliott

Safe Harbor Statement

This document contains forward-looking statements within safe harbor provisions of the Private Securities Litigation Reform Act of 1995 based on current expectations, estimates, forecasts and projections about the orthopaedics industry, management’s beliefs and assumptions made by management. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to, price and product competition, rapid technological development, demographic changes, dependence on new product development, the mix of our products and services, supply and prices of raw materials and products, customer demand for our products and services, our ability to successfully integrate acquired companies, control of costs and expenses, our ability to form and implement alliances, international growth, U.S. and foreign government regulation, product liability and intellectual property litigation losses, reimbursement levels from third-party payors, general industry and market conditions and growth rates and general domestic and international economic conditions including interest rate and currency exchange rate fluctuations. In particular, forward-looking statements as to Zimmer’s financial and business performance following the proposed acquisitions should be qualified by the absence of any opportunity on the part of Zimmer to perform due diligence on Centerpulse or InCentive Capital, a significant shareholder of Centerpulse. These forward-looking statements may be significantly different had such due diligence review been undertaken. For a further list and description of such risks and uncertainties, see the disclosure materials filed by Zimmer with the U.S. Securities and Exchange Commission. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers of this document are cautioned not to place undue reliance on these forward-looking statements, since, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this document.

This document also contains certain non-GAAP financial measures. A reconciliation of such information to the most directly comparable GAAP financial measures will be furnished in our disclosure materials filed with the U.S. Securities and Exchange Commission and may be accessed from the Zimmer website at www.zimmer.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any exchange offer will be made only through a registration statement and related materials, including a tender offer statement. Zimmer and its directors, officers and other members of its management and employees also may be soliciting proxies from Zimmer stockholders in connection with the proposed exchange offers. Investors and security holders should note that the proposed exchange offers described in this document have not been agreed to by Centerpulse or InCentive Capital and are subject to certain conditions. When and if Zimmer proceeds with the proposed exchange offers, it will file appropriate disclosure materials with the U.S. Securities and Exchange Commission and Swiss Takeover Board. Investors and security holders of Centerpulse, Incentive Capital and Zimmer are advised to read these disclosure materials when they become available, because the disclosure materials contain important information. Investors and security holders may obtain a free copy of the disclosure materials (when they become available) and other documents filed by Zimmer with the U.S. Securities and Exchange Commission at the SEC’s website at www.sec.gov. The disclosure materials, when they are filed, and other documents of Zimmer may also be obtained from Zimmer upon request by directing such request to Sam Leno, Senior Vice President and CFO, 574-372-4790.